Free Writing Prospectus	Filed pursuant to Rule 433
Filed on January 10, 2024	Registration Statement Nos. 333-273783 and 333-226311

Oesterreichische Kontrollbank Aktiengesellschaft

US$1,500,000,000 4.125% Guaranteed Global Notes due 2029

FINAL TERM SHEET

January 10, 2024

Issuer:	Oesterreichische Kontrollbank AG (“OeKB”)

Guarantor:	Republic of Austria

Issuer Rating:	AA+ (stable) by Standard & Poor’s Ratings Services and Aa1 (stable) by Moody’s Investors Service[1]

Principal Amount:	US$1,500,000,000

Pricing Date:	January 10, 2024

Closing Date:	January 18, 2024 (T+5)

Maturity Date:	January 18, 2029

Redemption Price at Maturity:	100.000%

Interest Rate:	4.125% per annum (paid semi-annually 30/360, following, unadjusted)

Interest Payment Dates:	January 18 and July 18 of each year

First Interest Payment Date:	July 18, 2024

Reoffer Spread:	18.5 bps over 3.750% US Treasury due December 31, 2028, such Treasury security yielding 3.952% semi-annually

Price to Public/Issue Price:	99.946%

Underwriting Commissions:	0.125%

Proceeds to OeKB:	99.821%

Format:	Registered global notes

Denominations:	US$1,000

Listing:	Regulated Market of the Luxembourg Stock Exchange

Business Days:	New York, London

Clearing System:	DTC (deliverable through Clearstream Luxembourg and Euroclear)

Underwriters:	Citigroup Global Markets Europe AG, Deutsche Bank Aktiengesellschaft, J.P. Morgan SE and RBC Capital Markets, LLC

ISIN:	US676167CL17

CUSIP:	676167 CL1

[1]

A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

It is expected that delivery of the securities will be made against payment on or about January 18, 2024, which will be the fifth business day following the date of pricing of the securities (such settlement cycle being referred to as “T+5”). Trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any date prior to two business days before delivery will be required, by virtue of the fact that the securities initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers who wish to trade the securities on any date prior to two business days before delivery should consult their own advisors.

You can access the prospectus relating to the registration statement at the following website:

https://www.sec.gov/Archives/edgar/data/202811/000119312523248485/d666378d424b3.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup Global Markets Europe AG toll-free at +1-800-831-9146, Deutsche Bank Aktiengesellschaft toll-free at +1 800 503 4611, J.P. Morgan SE at +1-212-834-4533 or RBC Capital Markets, LLC toll-free at +1 866 375 6829.

Notice by certain Underwriters to Distributors regarding MiFID II Product Governance Rules

Each of Citigroup Global Markets Europe AG, Deutsche Bank Aktiengesellschaft and J.P. Morgan SE, acting in their capacity as manufacturers of the Notes (in such capacity, the “Manufacturers”) within the meaning of Directive 2014/65/EU and implementing legislation (as amended, “MiFID II”), hereby informs prospective distributors for the purpose of the product governance rules under MiFID II that the target market assessment made by the Manufacturers in respect of the Notes in accordance with the product governance rules under MiFID II has led the Manufacturers to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients and retail clients, each as defined in MiFID II; and (ii) all channels for distribution of the Notes are appropriate. Any distributor should take into consideration the Manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the Manufacturers’ target market assessment), determining appropriate distribution channels and performing the suitability and appropriateness assessment with respect to each client.

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